UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Big Dog Holdings, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

089128-10-2

(CUSIP Number)

Fred Kayne

c/o Fortune Financial

1800 Avenue of the Stars, Suite 310

Los Angeles, California 90067

(310) 591-0322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 089128-10-2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fred Kayne

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not applicable

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,348,332

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,348,332

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,332

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 58.8% of outstanding Shares

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (collectively, the “Shares”), of Big Dog Holdings, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 121 Gray Avenue, Suite 300, Santa Barbara, California 93101.

Item 2.	Identity and Background

(a)           This statement is filed by Fred Kayne, hereafter referred to as the “reporting person.”

(b)           The business address of the reporting person:

c/o Fortune Financial
1800 Avenue of the Stars, Suite 310
Los Angeles, California 90067

(c)           The reporting person is a private investor.  He is also President of Fortune Fashions Industries LLC and Chairman of the Board of the Issuer.  Fortune Fashions’ principal business is sportswear manufacturing and its address is 4700 Boyle Ave., Vernon, California 90058-3021.

(d)           The reporting person has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           The reporting person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship:

                USA

Item 3.	Source and Amount of Funds or Other Consideration
The reporting person used personal funds to purchase the 845,832 Shares on August 23, 2005.

Item 4.	Purpose of Transaction

The reporting person acquired his 845,832 Shares for investment purposes.

The reporting person has no current plans, and has not entered into any contracts, arrangements, understandings or relationships, which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, he retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

(a)           The reporting person beneficially owns 5,348,332 Shares, which represents 58.8% of the outstanding Shares.

(b)           The reporting person has the sole power to vote or direct the vote of and to direct the disposition of the Shares described in paragraph (a) above.

(c)           The reporting person did not effect any transaction in the Issuer’s common stock during the past sixty days:

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 5, 2005, Jerry Kayne, the father of the reporting person, granted a proxy to vote all of his Shares to the reporting person.  Such proxy also provided that Jerry Kayne could not transfer the Shares covered by it without the consent of the reporting person.  This proxy is being terminated concurrently with the execution of this amendment to Schedule 13D.  The reporting person has no agreement or other arrangement with any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2005
Date
/s/ Fred Kayne
Signature
Fred Kayne
Name/Title